Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 7, 2006

PROSPECTUS SUPPLEMENT DATED JULY 7, 2006 TO THE AMENDED AND RESTATED EXCHANGE OFFER PROSPECTUS DATED JUNE 29, 2006

This prospectus supplement relates to the U.S. Offer (as defined below) by Mittal Steel to exchange mixed consideration of cash and Mittal Steel class A common shares for each share of common stock of Arcelor, each Arcelor ADS and each Convertible Bond that is validly tendered and not properly withdrawn on or prior to the expiration of the Offer (as defined below), upon the terms and subject to the conditions specified in the amended and restated exchange offer prospectus dated June 29, 2006 previously filed with the Securities and Exchange Commission (the “SEC”), which is referred to herein as the “amended and restated prospectus.” Terms used but not defined in this prospectus supplement have the meanings given to them in the amended and restated prospectus.

The Offer, as further described in the amended and restated prospectus, is comprised of both a primary mixed cash and exchange offer (the “Primary Offer”) and two secondary capped offers, one for cash only and the other for class A common shares of Mittal Steel only (the “Secondary Offers”).

Mittal Steel is offering to exchange pursuant to the Primary Offer:

•	13 Mittal Steel class A common shares and €150.60 in cash for every 12 Arcelor shares or Arcelor ADSs tendered; and

•	13 Mittal Steel class A common shares and €188.42 in cash for every 12 Convertible Bonds tendered.

Mittal Steel is offering to exchange pursuant to the Secondary Offers:

•	€40.40 in cash for each Arcelor share or Arcelor ADS tendered in the secondary cash offer; or

•	11 Mittal Steel class A common shares for every 7 Arcelor shares or Arcelor ADSs tendered in the secondary exchange offer.

The consideration set out above is subject to adjustment in specific circumstances as set out in the amended and restated prospectus. The cash consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date. The completion of the Offer is subject to certain conditions. A detailed description of the terms and conditions of the Offer appears under “The Offer—Terms and Conditions of the Offer” in the amended and restated prospectus.

This prospectus supplement provides additional disclosure on events that have occurred subsequent to the date of the amended and restated prospectus and modifies and supersedes information included in the amended and restated prospectus as specified herein. All terms and conditions of the Offer described in the amended and restated prospectus remain the same. This prospectus supplement should be read in conjunction with the amended and restated prospectus and related letter of transmittal and forms of acceptance.

Mittal Steel is conducting the offer described in the amended and restated prospectus (the “Offer”) through two separate offers: an offer open to all holders of Arcelor shares and Convertible Bonds who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and to all holders of Arcelor ADSs, wherever located (the “U.S. Offer”); and an offer open to (i) holders of Arcelor shares and Convertible Bonds who are located in Belgium, France, Luxembourg and Spain and (ii) holders of Arcelor shares and Convertible Bonds who are located outside of Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent that such holders may participate in such offer pursuant to applicable local laws and regulations (the “European Offer”).

THE U.S. OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JULY 13, 2006, UNLESS IT IS EXTENDED OR UNLESS IT LAPSES OR IS WITHDRAWN PRIOR TO THAT TIME PURSUANT TO THE CONDITIONS DESCRIBED IN THE AMENDED AND RESTATED PROSPECTUS.

This prospectus supplement has not been approved by the French Autorité des marchés financiers (the “AMF”), the Belgian Commission Bancaire, Financière et des Assurances (the “CBFA”), the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) or the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Accordingly, this prospectus supplement may not be used to make offers or sales in France, Belgium, Luxembourg or Spain in connection with the Offer.

This prospectus supplement is not an offer to sell securities and it is not soliciting an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE U.S. OFFER OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The dealer managers for the U.S. Offer are:

The date of this prospectus supplement is July 7, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement, which supplements and updates information contained in the amended and restated prospectus dated June 29, 2006. Except as revised and superseded by this prospectus supplement, the information contained in the amended and restated prospectus dated June 29, 2006 remains in full force and effect. You should read this prospectus supplement together with the amended and restated prospectus dated June 29, 2006, which accompanies this prospectus supplement or which you have previously received from us or our appointed agents. To obtain additional copies of the amended and restated prospectus dated June 29, 2006 and this prospectus supplement dated July 7, 2006, which are available upon oral or written request without charge, please contact the information agent at the address and telephone numbers appearing on the back cover of this prospectus supplement.

IMPORTANT INFORMATION

In connection with the Offer, Mittal Steel has filed and will file important documents with the SEC including a registration statement on Form F-4, a prospectus dated June 7, 2006, an amended and restated prospectus dated June 29, 2006, this prospectus supplement dated July 7, 2006, and related documents. You are urged to carefully read the registration statement on Form F-4, the amended and restated prospectus, this prospectus supplement and related documents. All such documents contain important information. You may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov. As noted above, you may obtain copies of the amended and restated prospectus and this supplement free of charge on Mittal Steel’s website at www.mittalsteel.com or by contacting the information agent as noted above.

INFORMATION RELATING TO MITTAL STEEL’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON JUNE 30, 2006

On June 30, 2006, Mittal Steel held the extraordinary general meeting of shareholders referred to in the amended and restated prospectus. At that meeting, Mittal Steel’s shareholders resolved to amend Mittal Steel’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). Accordingly:

•	all Mittal Steel shareholders will hold shares carrying the same voting and economic rights;

•	each share will have one vote, irrespective of the time it has been held;

•	the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors;

•	all directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast;

•	the general meeting of shareholders will be able to remove and suspend directors by a simple majority of the votes cast; and

•	the approval of the holders of the class B common shares will no longer be required for a resolution to dissolve the Company.

The amendments will come into effect as soon as legally possible.

In addition, the general meeting of shareholders appointed Mr. François Pinault as a non-executive director to the Board of Directors. Mr. Pinault is an independent director and a Class C director, and his term will expire as of the annual general meeting of shareholders held in 2007.

At the June 30, 2006 meeting, therefore, Mittal Steel’s shareholders approved all resolutions put to them by the Board of Directors, and all references in the amended and restated prospectus referring to these proposed changes should now be understood as having been approved.

TERMINATION OF ARCELOR AGREEMENT REGARDING SEVERSTAL

The discussion set forth in the amended and restated prospectus on pages 7-9 under “Summary—Arcelor Agreement Regarding Severstal” and the discussion set forth in the amended and restated prospectus on pages 202-204 under “Information about Arcelor—Agreement Regarding Severstal” are each supplemented by the following:

On June 30, 2006 Arcelor announced that it had terminated its agreement (the “Strategic Alliance Agreement”) with Mr. Alexey Mordashov, the controlling shareholder of OAO Severstal, a steel company organized in Russia, providing for the contribution by Mr. Mordashov to Arcelor of his approximately 89% interest in Severstal (including related mining interests and the Italian steelmaker Lucchini) and €1.25 billion cash in exchange for 295 million newly-issued shares representing an interest of approximately 32% in Arcelor. For a more detailed description of the Strategic Alliance Agreement, see “Summary—Arcelor Agreement Regarding Severstal” on pages 7-9 of the amended and restated prospectus and “Information about Arcelor—Agreement Regarding Severstal” on pages 202-204 of the amended and restated prospectus.

The Strategic Alliance Agreement was terminated in accordance with its terms following a negative vote on the Strategic Alliance Agreement by more than 50% of all outstanding Arcelor shares at an extraordinary meeting of Arcelor shareholders held earlier on June 30, 2006 to consider this question. The Strategic Alliance Agreement gave Arcelor the right to terminate the Strategic Alliance Agreement in the event of such a negative vote, and the Memorandum of Understanding obligated Arcelor to exercise this right as soon as possible.

Mittal Steel understands that the €140 million break-up fee payable to Mr. Mordashov upon the termination of the Strategic Alliance Agreement has been paid or will be paid shortly. Mittal Steel does not consider this break-up fee material.

SUPPLEMENTAL INFORMATION RELATING TO THE RECOMMENDATION OF THE OFFER BY THE BOARD OF DIRECTORS OF ARCELOR

The discussion set forth in the amended and restated prospectus on pages 4-5 under “Summary—Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Revised Offer and Recommendation of the Board of Directors of Arcelor” is supplemented by the following:

Although Mittal Steel has no specific knowledge as to the confidential deliberations of Arcelor’s Board of Directors, Mittal Steel believes that there are a number of factors that contributed to the Board of Directors’ recommendation and the Memorandum of Understanding being qualified or limited in the sense that they do not provide for access to Arcelor’s non-public information or for Arcelor cooperation in the preparation of Mittal Steel disclosure documents. First, after five months of strong Arcelor resistance to the Offer and after Arcelor had entered into a binding alternative transaction with Mr. Alexey Mordashov on May 25, 2006, the negotiation of the Memorandum of Understanding was very complex. Although Arcelor’s Board of Directors ultimately approved the Memorandum of Understanding and endorsed Mittal Steel’s revised Offer, this was undoubtedly a sensitive decision for the Board. Mittal Steel was in no position to impose, and Arcelor had no need to accept, additional undertakings regarding access to information or cooperation. Indeed, on June 25, 2006 when the Board of Directors made its recommendation and the Memorandum of Understanding was signed, the binding agreement with Mr. Mordashov remained in full force, and it was not at all certain that this agreement would in fact be terminated in the very limited circumstances provided and that the transaction with Mr. Mordashov would not in the end effectively preclude consummation of the Offer. Arcelor’s Board of Directors was concerned about the ongoing obligations to Mr. Mordashov and the real possibility of a transaction with him. (See “Termination of Arcelor Agreement Regarding Severstal” above and the further disclosure referenced therein.) Second, consistent with the principle of a merger of equals, Arcelor has consistently wanted to preserve its full independence and autonomy until the revised Offer has actually been consummated and the corporate governance structure provided in the Memorandum of Understanding is implemented for the combined entity. Third, Mittal Steel believes that, in light of the above considerations, Arcelor’s Board of Directors has not wanted to devote the substantial management time and other resources that would be required for compliance with the disclosure requirements under the Securities Act.

SUPPLEMENTAL INFORMATION REGARDING CONVERTIBLE BONDS:

ARCELOR HAS OBTAINED A FAIRNESS OPINION REGARDING THE REVISED

OFFER FOR CONVERTIBLE BONDS SO THAT BONDHOLDERS WILL HAVE NO

POST-OFFER RIGHT OF EARLY REDEMPTION

The discussion set forth in the amended and restated prospectus on page 22 under “Summary—Terms of the Offer—Early Redemption Rights Relating to Convertible Bonds,” the discussion set forth in the amended and restated prospectus on pages 151-152 under “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Convertible Bonds” and the discussion set forth in the amended and restated prospectus on pages 176-177 under “The Offer—Delisting; Termination of Arcelor ADR Program; Possible Redemption of Convertible Bonds” are each supplemented by the following:

On July 6, 2006, Arcelor published in the Luxemburger Wort newspaper the announcement set forth below (the “Announcement”) with respect to the fairness opinion issued by Morgan Stanley & Co. Limited concerning the revised Offer for Convertible Bonds. The Announcement indicates that this fairness opinion and the Announcement meet the requirements of Condition 5.6.4 of the Conditions of the Convertible Bonds, which provides that holders of Convertible Bonds have a right of early redemption in certain circumstances if an appropriate fairness opinion is not provided in connection with an offer for the Convertible Bonds. Accordingly, the Announcement concludes that “no right of early redemption shall arise as a result of the offer by Mittal Steel on all the outstanding shares and [Convertible] Bonds of Arcelor.”

“Notice to the Holders of the outstanding EUR 749,999,981.50 3% Guaranteed Bonds due 2017 convertible and / or exchangeable into new and / or existing shares of ARCELOR guaranteed by ARCELOR FINANCE

Notice is hereby given to the holders of the EUR 749,999,981.50 3% Guaranteed Bonds due 2017 convertible and / or exchangeable into new and / or existing shares of ARCELOR guaranteed by ARCELOR Finance (ISIN Code: XS 0148400954) (the “ARCELOR Convertible Bonds” or the “Bonds”) that, in accordance with Condition 5.6.4. of the terms and conditions of the Bonds (the “Conditions”) and with the approval of the Calculation Agent, ARCELOR has appointed Morgan Stanley & Co. Limited to issue a Fairness Opinion (as defined in the Conditions) to the Board of Directors of ARCELOR on the revised offer (the “Offer”) of Mittal Steel Company N.V. (“Mittal Steel”) pursuant to the Information Document of Mittal Steel approved by the Commission de Surveillance du Secteur Financier (the “CSSF”) on 16th May, 2006, as amended by supplement n°1 approved by the CSSF on 31st May, 2006 and supplement n°2 approved by the CSSF on 4th July, 2006 (together the “Information Document”).

Copies of the Information Document are available on the Mittal Steel web site under http://www.mittalsteel.com.

Morgan Stanley & Co. Limited have on 5th July, 2006 issued their fairness opinion on the offer consideration offered by Mittal Steel to the holders of Bonds namely EUR 188.42 in cash and 13 new Mittal Steel class A common shares (par value of EUR 0.01) for 12 Bonds (the “Bond Offer Consideration”).

Morgan Stanley & Co. Limited’s opinion is addressed to the Board of Directors of ARCELOR and may be used solely in connection with and for the purpose of its evaluation of the Offer. It is not addressed to and may not be relied upon by any third party, including for the avoidance of doubt any holder of ARCELOR shares or of Bonds.

The conclusion of the fairness opinion of Morgan Stanley & Co. Limited is as follows:

“Based on and subject to the foregoing, we are of the opinion on the date hereof that the Bond Offer Consideration is fair from a financial point of view to holders of ARCELOR Convertible Bonds”.

As a result of the foregoing and in accordance with Condition 5.6.4. of the Conditions, no right of early redemption shall arise as a result of the offer by Mittal Steel on all the outstanding shares and Bonds of ARCELOR.”

NOTE ON ARCELOR INFORMATION

The discussion set forth in the amended and restated prospectus on page 29 under “Note on Arcelor Information” is replaced in its entirety by the following. In addition, the last four paragraphs set forth in the amended and restated prospectus on page B-2 under “Information Relating to Arcelor—Introduction” are replaced by the last six paragraphs of the following.

Mittal Steel has included in or annexed to this prospectus information concerning Arcelor insofar as it is known or reasonably available to Mittal Steel. However, Arcelor is not affiliated with Mittal Steel and has not permitted Mittal Steel access to its books and records or any other non-public information about it. Therefore, information concerning Arcelor that has not been made public is not available to Mittal Steel. Although Mittal Steel has no knowledge that would indicate that statements relating to Arcelor contained in this prospectus in reliance on publicly available information are inaccurate or incomplete, Mittal Steel was not involved in the preparation of such information or statements and, for the foregoing reasons, is not in a position to verify any such information or statements. See “Risk Factors—Risks Relating to the Offer—Mittal Steel has not been given the opportunity to conduct a due diligence review of the non-public records of Arcelor. Therefore, Mittal Steel may be subject to unknown liabilities of Arcelor that may have a material adverse effect on Mittal Steel’s profitability and results of operations,” and “Risk Factors—Risks Relating to the Offer—Mittal Steel has not verified the reliability of the Arcelor information included in this prospectus.”

Pursuant to Rule 409 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Mittal Steel requested in correspondence over the period from February 14 to April 7, 2006 that Arcelor provide Mittal Steel with information required for complete disclosure relating to its business, operations and financial condition in compliance with the requirements of Item 17 of Form F-4, including financial statements prepared in accordance with or reconciled to U.S. GAAP. During this correspondence, Arcelor requested clarification of Mittal Steel’s request, which Mittal Steel provided, and confirmation from Mittal Steel that Arcelor’s accession to its request would be without prejudice to Arcelor’s right to oppose Mittal Steel’s “hostile” offer, which Mittal Steel also provided. The correspondence culminated with Arcelor’s provision of an estimate of the time and cost (which Mittal Steel had offered to defray, subject to agreement on a budget) necessary for the preparation by Arcelor of a reconciliation to U.S. GAAP of its financial statements prepared in accordance with IFRS. This estimate (six months and €80 million) led Mittal Steel to conclude that the requested information relating to Arcelor is not reasonably available to it.

The entry into the Memorandum of Understanding on June 25, 2006 does not change the situation discussed above. Although the Memorandum of Understanding requires some limited cooperation on regulatory matters (notably with regard to antitrust and to relief from any applicable Luxembourg mandatory tender offer requirement), it does not provide Mittal Steel with the right to perform due diligence with respect to Arcelor, give it access to Arcelor’s books and records, or require Arcelor to cooperate in the preparation of Mittal Steel’s disclosure in connection with the Offer. In response to requests of Mittal Steel on June 28th and July 4th, Arcelor confirmed on June 29th and July 5th that it does not consider the Memorandum of Understanding to require such access or cooperation and that the recommendation of its Board of Directors that securityholders tender into the Offer does not entail or imply such access or cooperation.

Although Mittal Steel has no specific knowledge as to the confidential deliberations of Arcelor’s Board of Directors, Mittal Steel believes that there are a number of factors that contributed to the

Board of Directors’ recommendation and the Memorandum of Understanding being qualified or limited in the sense that they do not provide for access to Arcelor’s non-public information or for Arcelor cooperation in the preparation of Mittal Steel disclosure documents. First, after five months of strong Arcelor resistance to the Offer and after Arcelor had entered into a binding alternative transaction with Mr. Alexey Mordashov on May 25, 2006, the negotiation of the Memorandum of Understanding was very complex. Although Arcelor’s Board of Directors ultimately approved the Memorandum of Understanding and endorsed Mittal Steel’s revised Offer, this was undoubtedly a sensitive decision for the Board. Mittal Steel was in no position to impose, and Arcelor had no need to accept, additional undertakings regarding access to information or cooperation. Indeed, on June 25, 2006 when the Board of Directors made its recommendation and the Memorandum of Understanding was signed, the binding agreement with Mr. Mordashov remained in full force, and it was not at all certain that this agreement would in fact be terminated in the very limited circumstances provided and that the transaction with Mr. Mordashov would not in the end effectively preclude consummation of the Offer. Arcelor’s Board of Directors was concerned about the ongoing obligations to Mr. Mordashov and the real possibility of a transaction with him. (See “Termination of Arcelor Agreement Regarding Severstal” above and the further disclosure referenced therein.) Second, consistent with the principle of a merger of equals, Arcelor has consistently wanted to preserve its full independence and autonomy until the revised Offer has actually been consummated and the corporate governance structure provided in the Memorandum of Understanding is implemented for the combined entity. Third, Mittal Steel believes that, in light of the above considerations, Arcelor’s Board of Directors has not wanted to devote the substantial management time and other resources that would be required for compliance with the disclosure requirements under the Securities Act.

In its communications of June 29th and July 5th, Arcelor confirmed that its estimate set out above of the time required and cost involved to prepare a U.S. GAAP reconciliation of its financial statements remained unchanged from that given in April. Mittal Steel therefore continues to consider, particularly in light of the overall timetable of the Offer (a scheduled expiration of the initial acceptance period on July 13, 2006 and settlement of the Offer on August 1, 2006), that the requested information relating to Arcelor is not reasonably available to it.

Mittal Steel also requested in its correspondence with both Arcelor and Arcelor’s independent public accountants from February 14th to April 7th noted above that the latter consent in a customary manner to the inclusion of their audit reports with respect to the financial statements of Arcelor included in this prospectus. Arcelor ultimately offered to request its independent public accountants to consider to provide such consent subject to several conditions. Arcelor also stated that its independent public accountants had advised that their ability to issue such consent would be subject to Mittal Steel obtaining from the SEC staff confirmation that the staff would not object to the inclusion of audit reports which relate to audits conducted in accordance with International Standards of Auditing (“ISA”) rather than the standards promulgated by the Public Company Accounting Oversight Board (“PCAOB”). Based on Mittal Steel’s understanding that an audit report prepared on the basis of ISA would not be acceptable to the SEC, Mittal Steel reached the conclusion following this exchange of correspondence that obtaining such consent is impracticable. Following the signature of the Memorandum of Understanding, Mittal Steel wrote to Arcelor on June 28, 2006 to renew its request to obtain KPMG’s consent to the inclusion in the prospectus of an audit report relating to an audit of Arcelor’s 2003-2005 financial statements conducted in accordance with PCAOB standards. Arcelor responded on June 29th and June 30th that the conduct of an audit under PCAOB standards and the preparation of the related report would require at least three months and entail external costs of at least €10 million as well as substantial (but not yet quantified) internal costs. On this basis, Mittal Steel continues to consider that obtaining the requisite consent of KPMG is impracticable.

Mittal Steel will provide any and all information that it receives from Arcelor or its independent public accountants at least five Business Days prior to the expiration of the Offer that Mittal Steel deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto. Moreover, Mittal Steel confirms that it will include information relating to Arcelor that is fully compliant with the requirements of the applicable SEC registration form in the prospectus relating to any offering of Mittal Steel securities that is registered with the SEC and that is made subsequent to completion and settlement of the Offer (including any subsequent offering period that is part of this Offer).

PUBLICATION BY ARCELOR OF ITS DOCUMENT IN RESPONSE TO MITTAL STEEL’S OFFER

The discussion in the amended and restated prospectus on page 132 under “The Offer—Position of Arcelor” is supplemented by the following:

On July 6, 2006, Arcelor published its document in response (note en réponse) to Mittal Steel’s offer (in French). Mittal Steel understands that the English version of this document will be available on Arcelor’s website (www.arcelor.com) on the date hereof or shortly thereafter.

REVISED DISCLOSURE RELATING TO POSSIBLE OFFER FOR MINORITY INTERESTS IN ARCELOR’S BRAZILIAN SUBSIDIARIES

In the amended and restated prospectus and in the registration statement on Form F-4, Mittal Steel indicated that, if the Offer were successful, it would be required to make a tender offer for the purchase of outstanding minority shareholdings in Arcelor’s two Brazilian subsidiaries. However, in light of the terms of the revised Offer and the governance provisions of the Memorandum of Understanding and based on further analysis, Mittal Steel now believes that, while there can be no assurance, there would no longer be a requirement to make such a tender offer. Arcelor and Mittal Steel issued a joint public statement on July 5, 2006 in Brazil, reflecting this position. Accordingly, Mittal Steel hereby amends and restates the two relevant sections of the amended and restated prospectus discussing this subject, “Risk Factors—Risks Relating to the Offer—Mittal Steel must make a mandatory tender offer for minority interests in Arcelor’s listed Brazilian subsidiaries at a price determined by independent experts, which may be higher than expected,” set forth on pages 58-59 of the amended and restated prospectus, and “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries,” set forth on pages 123-124 of the amended and restated prospectus, as follows:

Mittal Steel may be required to make a mandatory tender offer for minority interests in Arcelor’s listed Brazilian subsidiaries at a price determined by independent experts, which may be higher than expected.

Arcelor Brasil S.A. and Acesita S.A. are two Brazilian companies listed on the Bolsa de Valores de São Paulo (BOVESPA). Arcelor holds approximately 66% of the outstanding voting stock of Arcelor Brasil S.A. Following an offer to acquire the voting stock of Acesita S.A. not already owned by it, which closed on April 26, 2006, Arcelor holds, directly or indirectly, approximately 56% of the share capital (consisting of voting common shares and non-voting preferred shares) and approximately 91% of the voting stock in Acesita S.A. Article 254-A of the Brazilian corporation law requires that, in the event of a direct or indirect acquisition of control of a company listed in Brazil, the acquiror must make an offer for all voting shares not already controlled.

While there can be no assurance that its position will ultimately prevail, Mittal Steel believes that consummation of the revised Offer (and of the other transactions contemplated by the Memorandum of Understanding) would not result in the direct or indirect acquisition of control of Arcelor Brasil or Acesita for purposes of Article 254-A. The definition of controlling shareholder for purposes of Brazilian corporate law and Article 254-A requires that a single shareholder (or a group of related shareholders) hold (1) more than 50% of the voting shares of an entity, and (2) the power to elect or designate a majority of the board of directors of an entity. While the matter is not free from doubt, Mittal Steel believes that both criteria must be satisfied in order to find that there would be a controlling shareholder and a resulting change of control following consummation of the revised Offer (and of the other transactions contemplated by the Memorandum of Understanding). Thus, pursuant to the Memorandum of Understanding, neither the current Controlling Shareholder of Mittal Steel nor any other prospective shareholder of Mittal Steel or Arcelor will have the power to designate a majority of Mittal Steel’s or Arcelor’s respective boards of directors. In addition, if the level of tenders of Arcelor shares and Convertible Bonds in the Revised Offer are high, neither the Controlling Shareholder nor any other prospective shareholder of Mittal Steel will hold more than 50% of the shares of Mittal Steel. Arcelor and Mittal Steel issued a joint public statement on July 5, 2006 in Brazil, reflecting the positions set forth in this paragraph.

The above position could, however, be contested by the Comissão de Valores Mobiliáros, the regulator of the Brazilian securities markets, or by minority shareholders of Arcelor Brasil or Acesita.

If the consummation of the revised Offer (or of the other transactions contemplated by the Memorandum of Understanding) were considered to constitute a change of control of Arcelor’s Brazilian subsidiaries for purposes of Article 254-A, tender offers for all minority voting shares would have to be launched within 30 days following the consummation of the revised Offer (or of the relevant other transaction under the Memorandum of Understanding). The offer price would need to be at least 80% of the part of the overall acquisition consideration, including premium that is fairly attributable to the Brazilian companies. In the case of Arcelor Brasil S.A., its by-laws increase this percentage to 100%. The determination of the price for Arcelor Brasil and Acesita will be made by an independent expert designated by the company and is subject to judicial review at the request of the minority shareholders.

Mittal Steel may offer the Brazilian shareholders the same mix of shares and cash as in the Offer or it may offer all cash. These offers would be financed out of one or a combination of existing resources, cash flow and proceeds of new financings. Mittal Steel does not expect to make this decision before the Offer is completed. For purposes of example only, based on (i) the current Arcelor shareholding in the two companies (as set out above), (ii) the respective closing market prices of Acesita S.A. and Arcelor Brasil S.A. voting shares on June 23, 2006 as per Bloomberg (which prices may differ from the fair values of such shares as finally determined in the manner described above), (iii) an offer price equal to 80% and 100%, respectively, of such current market prices, in each case without assigning any premium value related to the Offer, and (iv) the Mittal Steel Reference Share Price of €25.71 ($32.17) used for purposes of calculations in the context of the Offer, the minority interests in these companies would have an aggregate value of approximately €2.8 billion ($3.5 billion), requiring the issuance of approximately 74 million shares and the payment of €0.9 billion ($1.1 billion) in cash if Mittal Steel offers the same mix (i.e., 68.9% and 31.1%) of shares and cash as in the Offer.

The issuance of Mittal Steel shares in such an offer would result in dilution of existing shareholders in proportion to their economic interests, and Mittal Steel cannot predict with certainty the values that the independent experts will ultimately assign to the shares of Arcelor Brasil and Acesita. If such values are higher than expected, Mittal Steel will have to finance a higher cash purchase price and possibly issue more shares, resulting in greater dilution.

The Offer—Possible Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries

Arcelor Brasil S.A. and Acesita S.A. are two Brazilian companies listed on the Bolsa de Valores de São Paulo (BOVESPA). Arcelor holds approximately 66% of the outstanding voting stock of Arcelor Brasil S.A. Following an offer to acquire the voting stock of Acesita S.A. not already owned by it, which closed on April 26, 2006, Arcelor holds, directly or indirectly, approximately 56% of the share capital (consisting of voting common shares and non-voting preferred shares) and approximately 91% of the voting stock in Acesita S.A. Article 254-A of the Brazilian corporation law requires that, in the event of a direct or indirect acquisition of control of a company listed in Brazil, the acquiror must make an offer for all voting shares not already controlled.

While there can be no assurance that its position will ultimately prevail, Mittal Steel believes that consummation of the revised Offer (and of the other transactions contemplated by the Memorandum of

Understanding) would not result in the direct or indirect acquisition of control of Arcelor Brasil or Acesita for purposes of Article 254-A. The definition of controlling shareholder for purposes of Brazilian corporate law and Article 254-A requires that a single shareholder (or a group of related shareholders) hold (1) more than 50% of the voting shares of an entity, and (2) the power to elect or designate a majority of the board of directors of an entity. While the matter is not free from doubt, Mittal Steel believes that both criteria must be satisfied in order to find that there would be a controlling shareholder and a resulting change of control following consummation of the revised Offer (and of the other transactions contemplated by the Memorandum of Understanding). Thus, pursuant to the Memorandum of Understanding, neither the current Controlling Shareholder of Mittal Steel nor any other prospective shareholder of Mittal Steel or Arcelor will have the power to designate a majority of Mittal Steel’s or Arcelor’s respective boards of directors. In addition, if the level of tenders of Arcelor shares and Convertible Bonds in the Revised Offer are high, neither the Controlling Shareholder nor any other prospective shareholder of Mittal Steel will hold more than 50% of the shares of Mittal Steel. Arcelor and Mittal Steel issued a joint public statement on July 5, 2006 in Brazil, reflecting the positions set forth in this paragraph.

The above position could, however, be contested by the Comissão de Valores Mobiliáros, the regulator of the Brazilian securities markets, or by minority shareholders of Arcelor Brasil or Acesita.

If the consummation of the revised Offer (or of the other transactions contemplated by the Memorandum of Understanding) were considered to constitute a change of control of Arcelor’s Brazilian subsidiaries for purposes of Article 254-A, tender offers for all minority voting shares would have to be launched within 30 days following the consummation of the revised Offer (or of the relevant other transaction under the Memorandum of Understanding). The offer price would need to be at least 80% of the part of the overall acquisition consideration, including premium that is fairly attributable to the Brazilian companies. In the case of Arcelor Brasil S.A., its by-laws increase this percentage to 100%. The determination of the price for Arcelor Brasil and Acesita will be made by an independent expert designated by the company and is subject to judicial review at the request of the minority shareholders.

Mittal Steel may offer the Brazilian shareholders the same mix of shares and cash as in the Offer or it may offer all cash. These offers would be financed out of one or a combination of existing resources, cash flow and proceeds of new financings. Mittal Steel does not expect to make this decision before the Offer is completed. For purposes of example only, based on (i) the current Arcelor shareholding in the two companies (as set out above), (ii) the respective closing market prices of Acesita S.A. and Arcelor Brasil S.A. voting shares on June 23, 2006 as per Bloomberg (which prices may differ from the fair values of such shares as finally determined in the manner described above), (iii) an offer price equal to 80% and 100%, respectively, of such current market prices, in each case without assigning any premium value related to the Offer, and (iv) the Mittal Steel Reference Share Price of €25.71 ($32.17) used for purposes of calculations in the context of the Offer, the minority interests in these companies would have an aggregate value of approximately €2.8 billion ($3.5 billion), requiring the issuance of approximately 74 million shares and the payment of €0.9 billion ($1.1 billion) in cash if Mittal Steel offers the same mix (i.e., 68.9% and 31.1%) of shares and cash as in the Offer.

See “Mittal Steel may be required to make a mandatory tender offer for minority interests in Arcelor’s listed Brazilian subsidiaries at a price determined by independent experts, which may be higher than expected” above for a discussion of certain uncertainties and attendant risks relating to this matter.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005

The pro forma financial information set forth in the amended and restated prospectus on pages 33-50 under “Unaudited Pro Forma Condensed Combined Balance Sheet and Income Statement for the Year Ended December 31, 2005” is replaced in its entirety by the pro forma financial information set out below. The revised pro forma financial information set out below includes changes in text reflecting the termination of the Strategic Alliance Agreement and Mittal Steel’s revised assessment of the prospects of a tender for the minority interests in Arcelor’s Brazilian subsidiaries, as well as revised balance sheet figures to reflect the tender of the Convertible Bonds.

The following unaudited condensed combined balance sheet and income statement (“Unaudited Pro Forma Condensed Combined Financial Information”) were prepared to illustrate the estimated effects of the acquisition of ISG and the estimated effects of the proposed acquisition of Arcelor as if such acquisitions had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Financial Information has not been prepared in accordance with Article 11 of Regulation S-X under the Securities Act. It is therefore not consistent in terms of content and presentation with pro forma financial information typically included in prospectuses for the public offering of securities in the United States. It is included in this prospectus because it is required to be included in the prospectus for the European Offer and is considered to provide important information in the context of the U.S. Offer as well. A principal difference from pro forma information prepared in accordance with Article 11 of Regulation S-X is that the Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”) rather than US GAAP. Other differences include, without limitation, the fact that the Unaudited Pro Forma Condensed Combined Financial Information does not give effect to (i) Arcelor’s acquisition of Dofasco, for a total consideration of approximately C$5.5 billion (approximately $5.1 billion), since such acquisition was not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005 and financial statements of Dofasco, prepared in accordance with IFRS, are not available (see Note 6.N hereto for further information on the Dofasco transaction) or (ii) the planned post-acquisition sale of Dofasco by Mittal Steel. As a result of the inconsistencies described above between the Unaudited Pro Forma Condensed Combined Financial Information and pro forma financial information prepared in accordance with Article 11 of Regulation S-X, the pro forma balance sheet, income statement and earnings per share presented herein could materially differ from those determined in accordance with Article 11 of Regulation S-X.

The Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with IFRS because both Mittal Steel and Arcelor prepared and published audited consolidated financial statements as of and for the year ended December 31, 2005 in accordance with IFRS. Conversely, while Mittal Steel also prepared and published such financial statements in accordance with US GAAP, Arcelor did not prepare audited consolidated financial statements in accordance with US GAAP, and such financial statements or a quantitative reconciliation to US GAAP of Arcelor’s financial statements as of and for the year ended December 31, 2005 prepared in accordance with IFRS are not reasonably available to Mittal Steel. See “Note on Arcelor Information”. The historical information presented for ISG has been prepared in accordance with IFRS. The historical information presented for ISG does not materially differ from that prepared in accordance with US GAAP. The audited consolidated financial statements of Mittal Steel, incorporated by reference in this prospectus, were prepared in accordance with US GAAP. The audited consolidated balance sheet as of December 31, 2005 and the audited consolidated income statement for the year then-ended of Mittal Steel used as the basis of preparation for the Unaudited Pro Forma Condensed Combined Financial Information were prepared in accordance with IFRS. To assist in understanding the Unaudited Pro Forma Condensed Combined Financial Information, a quantitative and qualitative reconciliation of Mittal Steel’s shareholders’ equity as of December 31, 2005 and net income for the year then-ended, as reported in accordance with US GAAP and IFRS, is included in Note 7 hereto.

On April 15, 2005, Mittal Steel acquired all of the issued and outstanding shares of ISG common stock in exchange for approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares. The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of completion of the acquisition. As ISG is included in the historical balance sheet of Mittal Steel as of December 31, 2005, the estimated effects of this acquisition are only shown for the income statement.

Mittal Steel is proposing to acquire all of the issued and outstanding shares of Arcelor in exchange for Mittal Steel class A common shares and cash. The number of Mittal Steel class A common shares is based on certain assumptions about the value of Mittal Steel class A common shares and Arcelor common stock. Under the terms of the revised Offer, Arcelor shareholders will receive 13 Mittal Steel shares and €150.60 for every 12 Arcelor shares . In addition, Mittal Steel may be required to make an offer for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the Offer and that the minority interests are valued at approximately €2.8 billion (approximately $3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries.”

The maximum amount of cash to be paid by Mittal Steel will be approximately €9.3 billion (approximately $11.7 billion) and the maximum number of Mittal Steel shares to be issued will be approximately 797 million, assuming tender of all of the outstanding Arcelor shares as a result of the conversion of Arcelor Convertible Bonds, and the conversion of all of the outstanding Arcelor and Usinor stock options and the tender of the underlying shares and the possible buyout of the minority interests in Acesita and Arcelor Brasil, based on the assumptions set out above. For purposes of the Unaudited Pro Forma Condensed Combined Financial Information it is assumed that the holders of Arcelor Convertible Bonds will directly convert their bonds into Mittal Steel class A common shares. Further no tender of the Arcelor treasury stock is assumed. As a result, 793 million Mittal Steel class A common shares will be issued. The acquisition of Arcelor will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the acquisition. The pro forma effect of the acquisition is shown as of and for the year ended December 31, 2005. The Arcelor historical consolidated financial statements have been translated from euros into US dollars, using an average exchange rate for 2005 of €1 to $1.2454 for the income statement and the closing exchange rate at December 31, 2005 of €1 to $1.1844 for the balance sheet.

On May 26, 2006 Arcelor announced that it had entered into an agreement with the controlling shareholder of OAO Severstal (“Severstal”). (See “Information about Arcelor—Recent Developments Relating to Arcelor—Proposed Transaction with Severstal” for a description of such proposed transaction). The Unaudited Pro Forma Condensed Combined Financial Information does not give effect to this proposed transaction since on June 30, 2006, Arcelor announced that shareholders representing approximately 58% of Arcelor’s issued share capital resolved to reject the Severstal transaction and that, on this basis, it will terminate the agreement between Arcelor and the Severstal controlling shareholder in accordance with its terms.

The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had these acquisitions been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. The pro forma adjustments are based upon available information and certain assumptions that Mittal Steel believes to be reasonable. These adjustments could materially change during the course of an independent valuation of Arcelor’s assets and liabilities. In addition, as explained in more detail in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, the allocation of the purchase price for Arcelor reflected therein is subject to adjustment. The purchase price allocation presented will vary from the actual purchase price allocation that will be recorded upon the completion of the acquisition of Arcelor based upon access to detailed information enabling an assessment of the fair value of Arcelor’s assets and liabilities.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto, the audited consolidated financial statements and the notes thereto of Mittal Steel as of and for the year ended December 31, 2005 prepared in accordance with US GAAP, incorporated by reference herein, and the audited consolidated financial statements and the notes thereto of Arcelor as of and for the year ended December 31, 2005, included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2005

(in millions of U.S. dollars, except per share data)

	Mittal Steel Historical	Arcelor Historical	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and Arcelor
Current Assets
Cash and cash equivalents, restricted cash and short—term investment	$2,149	$5,502	$(275)	A	$7,376
Trade accounts receivable	2,287	4,401	—		6,688
Inventories	5,994	8,978	—		14,972
Prepaid expenses and other current assets	1,040	2,107	—		3,147

Total Current Assets	11,470	20,988	(275)		32,183

Goodwill and intangible assets	1,706	229	15,723	B	17,658
Property, plant and equipment, net	18,651	16,306	(54)	Q	34,903
Investments	1,204	2,524	—		3,728
Other assets	414	898	(103)	Q	1,209
Deferred tax asset, net	314	1,595			1,909

Total Assets	$33,759	$42,540	$15,291		$91,590

Current Liabilities
Payable to banks and current portion of long-term debt	$334	$1,922	$2,750		$5,006
Trade accounts payable	2,504	6,192	—		8,696
Accrued expenses and other liabilities	2,661	3,734	(23)		6,372

Total Current Liabilities	5,499	11,848	2,727		20,074

Long-term debt, net of current portion	7,974	5,141	8,063	A	21,178
Deferred employee benefits	1,054	2,704	—		3,758
Deferred tax liabilities	2,253	676	(61)	Q	2,868
Other long-term obligations	1,395	1,284	53	Q	2,732

Total Liabilities	18,175	21,653	10,782		50,610

Equity attributable to the equity holders of the parent	13,423	17,898	7,498	C/Q	38,819
Minority Interest	2,161	2,989	(2,989)		2,161

Total Equity	15,584	20,887	4,509		40,980

Total Liabilities and Shareholders’ Equity	$33,759	$42,540	$15,291		$91,590

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information, which is not prepared in accordance with Article 11 of Regulation S-X

(see introductory statement)

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2005

(in millions of U.S. dollars, except per share data)

	Mittal Steel Historical (including ISG from April 15, 2005)	ISG Historical (January 1, 2005 to April 15, 2005)	Pro Forma Adjustments		Pro Forma Combined Mittal Steel	Arcelor Historical	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and Arcelor
Sales	$28,132	$3,128	$—		$31,260	$40,613	$—		$71,873
Depreciation and amortization	1,101	54	19	F	1,174	1,575	—	B	2,749
Operating income	4,728	299	108	D,E,F, G, and H	5,135	5,450	—		10,585
Other income—net	344	—	(130)	P	214	—	—		214
Income from equity method investments	86	—	—		86	395	—		481
Gain on sale of assets	—	9	—		9	—	—		9
Interest and other financing costs, net	(353)	(18)	(17)	I, J	(388)	(317)	(453)	L	(1,158)

Income before taxes	4,805	290	(39)		5,056	5,528	(453)		10,131
Income tax expense	(881)	(116)	(35)	K	(1,032)	(201)	92	M	(1,141)

Net Income (including minority interest)	$3,924	$174	(74)		4,024	5,327	(361)		8,990

Attributable to Minority interest	$(494)	$—	$—		$(494)	$(538)	$538		$(494)
Equity holders of the parent	3,430	174	(74)		3,530	4,789	177		8,496
Basic earnings per common share	$4.99				$5.01				$5.68
Diluted earnings per common share	4.98				$5.00				$5.67
Weighted average shares outstanding in millions:
—Basic	687				704				1,497
—Diluted	689				706				1,499
Shares issued in connection with ISG acquisition			17
Shares to be issued in connection with the Arcelor acquisition (excluding treasury shares)							793

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial

Information, which is not prepared in accordance with Article 11 of Regulation S-X

(see introductory statement).

Mittal Steel Company N.V. and Subsidiaries

Notes to Unaudited Pro Forma Condensed

Combined Financial Information as of and for the

Year Ended December 31, 2005

1.    Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Financial Information has not been prepared in accordance with Article 11 of Regulation S-X under the Securities Act. It is therefore not consistent in terms of content and presentation with pro forma financial information typically included in prospectuses for the public offering of securities in the United States. It is included in this prospectus because it is required to be included in the prospectus for the European Offer and is considered to provide important information in the context of the U.S. Offer as well. A principal difference from pro forma information prepared in accordance with Article 11 of Regulation S-X is that the Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”) rather than US GAAP. Other differences include, without limitation, the fact that the Unaudited Pro Forma Condensed Combined Financial Information does not give effect to (i) Arcelor’s acquisition of Dofasco, for a total consideration of approximately C$5.6 billion (approximately $5.1 billion), since such acquisition was not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005, and financial statements prepared in accordance with IFRS are not available (see also Note 6.N hereto for further information on the Dofasco transaction) and (ii) the planned post-acquisition sale of Dofasco by Mittal Steel. As a result of the inconsistencies described above between the Unaudited Pro Forma Condensed Combined Financial Information and pro forma financial information prepared in accordance with Article 11 of Regulation S-X, the pro forma balance sheet, income statement and earnings per share presented herein could materially differ from those determined in accordance with Article 11 of Regulation S-X. See the introduction to the Unaudited Pro Forma Condensed Combined Financial Information for further information.

The Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005 reflects adjustments as if the acquisition of ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2005. The Unaudited Pro Forma Condensed Combined Financial Information reflects adjustments for the finalization of purchase accounting in connection with the acquisition of ISG.

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the acquisition of Arcelor, accounted for using the purchase method of accounting, had occurred on December 31, 2005. The Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005 reflects adjustments as if the acquisition of Arcelor, accounted for using the purchase method of accounting, had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Financial Information are not necessarily indicative of the historical results that would have occurred had Mittal Steel, ISG and Arcelor been combined for the full year ended December 31, 2005 or the future results that may be achieved after the acquisition of ISG and Arcelor. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the Mittal Steel Consolidated Financial Statements and the Arcelor Consolidated Financial Statements as of and for the year ended December 31, 2005.

Intercompany sales between ISG and Mittal Steel, ISG and Arcelor and Arcelor and Mittal Steel are not material and have been excluded from the Unaudited Pro Forma Condensed Combined Financial Information.

The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel, ISG and Arcelor filed consolidated income tax returns during the periods presented.

On May 26, 2006 Arcelor announced that it had entered into an agreement with the controlling shareholder of Severstal (see “Information about Arcelor–Recent Developments Relating to Arcelor— Proposed Transaction with Severstal” for a description of such proposed transaction). The Unaudited Pro Forma Condensed Combined Financial Information does not give effect to this proposed transaction since on June 30, 2006, Arcelor announced that shareholders representing approximately 58% of Arcelor’s issued share capital resolved to reject the Severstal transaction and that, on this basis, it will terminate the agreement between Arcelor and the Severstal controlling shareholder in accordance with its terms. This agreement reportedly provides for payment of a break fee of €140 million (approximately $175 million) upon termination. Assuming that this fee would be paid by Arcelor to Severstal, the Unaudited Pro Forma Condensed Combined Financial Information gives effect to the payment thereof by a reduction in cash and a corresponding increase in goodwill of $175 million.

2.    Purchase Price for ISG

In connection with the purchase, former ISG stockholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel Class A common shares valued at $28 per share, the published price of such shares on the NYSE on the close of April 15, 2005, for a total of approximately $3.8 billion ($3.2 billion net of cash acquired). The total purchase price is summarized below.

	Preliminary purchase price allocation *	Final purchase price allocation
	(in millions)	(in millions)
Cash paid to stockholders	$2,072	$2,072
Bankers’ fees and other transaction costs	52	56
Cash acquired	(600)	(600)

Cash paid, net	1,524	1,528
Value of Mittal Steel shares issued	1,705	1,705

Total purchase price, net of cash acquired	$3,229	$3,233

*	As reflected in the historical IFRS financial information of Mittal Steel.

3.    ISG Purchase Price Allocation

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at the date of the acquisition, at their respective fair values.

The following table presents the amounts recorded for the net assets, as a result of the acquisition:

	Preliminary purchase price allocation*	Final purchase price allocation	Adjustment to Pro Forma Information
	(in millions)	(in millions)	(in millions)
Assets:
Current assets	$3,024	$3,024	$—
Property, plant and equipment	4,066	4,012	(54)
Other non-current assets	598	495	(103)
Liabilities:
Current liabilities	1,613	1,590	(23)
Debt and capital lease obligations	844	844	—
Other long term liabilities	1,560	1,613	53
Deferred taxes	165	104	(61)

Net assets acquired	$3,506	$3,380	$(126)

*	As reflected in the historical IFRS financial information of Mittal Steel.

The preliminary purchase price allocation, which was recorded in the 2005 historical IFRS financial statements, has been allocated based on the fair value of assets acquired and liabilities assumed, resulting in the recognition of $277 million of negative goodwill, which has been recorded as a component of other income- net. Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,060 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005 and not on the date of acquisition deemed for this pro forma financial information presentation which is January 1, 2005. Mittal Steel recognized $139 million of income during the period from April 15, 2005 through December 31, 2005 related to the net amortization of these intangibles.

Subsequent to the issuance of Mittal Steel’s 2005 consolidated financial statements and the March 31, 2006 unaudited condensed consolidated financial data, purchase price accounting for ISG was finalized, which resulted in differences to the preliminary estimates recorded in the 2005 financial statements. Net assets decreased by $126 million and the purchase price consideration increased by $4 million, resulting in decreased negative goodwill of $130 million to $147 million. The value of intangibles acquired decreased by $124 million to $375 million and the fair value assigned to unfavorable supply contracts increased by $35 million to $1,095 million.

4.    Preliminary Purchase Price for Arcelor

Mittal Steel is proposing to acquire all the issued and outstanding shares of Arcelor in exchange for Mittal Steel class A common shares and cash. The number of Mittal Steel class A common shares is based on certain assumptions about the value of Mittal Steel class A common shares and Arcelor common stock. Under the terms of the Offer, Arcelor shareholders will receive 13 Mittal Steel shares and €150.60 for every 12 Arcelor shares. In addition, Mittal Steel may be required to make an offer for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the Offer, and that the minority interests are valued at approximately €2.8 billion (approximately

$3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries.”

The maximum amount of cash to be paid by Mittal Steel will be approximately €9.3 billion (approximately $11.7 billion) and the maximum number of Mittal Steel shares to be issued will be approximately 797 million, assuming tender of all of the outstanding Arcelor shares as a result of the conversion of Arcelor Convertible Bonds, and the conversion of all of the outstanding Arcelor and Usinor stock options and the tender of the underlying shares and the buyout of the minority interests in Acesita and Arcelor Brasil, based on the assumptions set out above.

For the purposes of the Unaudited Pro Forma Condensed Combined Financial Information it is assumed that the holders of Arcelor Convertible Bonds will directly convert their bonds into Mittal Steel class A common shares. Further no tender of the Arcelor treasury stock is assumed.

As a result, 793 million Mittal Steel class A common shares, will be issued. For purposes of this Pro Forma Condensed Combined Financial Information, the share price used to estimate the value of the Mittal Steel class A common shares, is $32.17, the closing price as of the last trading day prior to the public announcement of the revised Offer.

The estimated total purchase price for the acquisition is as follows:

(in millions)
Preliminary estimated value of Mittal Steel shares issued	$25,522
Estimated banker’s fees and other transaction costs	100
Cash paid to security holders	11,653

Total purchase price	$37,275

IFRS requires the use of the published price of Mittal Steel class A common shares as of the date of the exchange and accordingly the purchase price may differ from that which results from applying the published price of $32.17 at June 23, 2006, the last trading day prior to the announcement of the revised Offer. For US GAAP purposes, the purchase price may differ since, in accordance with paragraph 4 of Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, the measurement date for the fair value of the Mittal Steel class A common shares is when the proposed transaction is announced and sufficient shares have been tendered to make the Offer binding or when Arcelor agrees to the purchase price. If the published price of Mittal Steel class A common shares at the date of the acquisition were $3 higher or lower than the June 23, 2006 reference price currently assumed, the total purchase price would be $39,655 million and $34,895 million, respectively.

5.    Preliminary Arcelor Purchase Price Allocation

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes, including assumptions related to the calculation of the purchase price. The purchase price allocation does not comply with paragraphs 51 through 55 of IFRS 3 since Mittal Steel does not have access to the books and records of Arcelor. For the allocation of the total purchase price it is assumed therefore that the excess of the purchase price over the historical book value of the net assets of Arcelor as of December 31, 2005 is goodwill. The actual allocation may materially differ from this assumption after valuations and other procedures are completed. During the actual allocation process Mittal Steel expects to identify the following intangible assets:

•	patents;

•	customer relationships / customer lists; and

•	favorable and unfavorable long-term contracts.

Mittal Steel expects that upon completion of the acquisition or shortly thereafter, it will engage an independent third-party to assist the Company in developing a definitive allocation of the purchase price. Such allocation may be materially different from the preliminary assessment.

In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the acquisition and other changes in Arcelor’s net tangible and intangible assets which occur prior to completion of the acquisition could cause material differences between actual and pro forma results in the information presented.

6.    Pro Forma Adjustments

A.	Mittal Steel entered into agreements on January 30, 2006 (subsequently amended) and May 23, 2006 with certain financial institutions for credit facilities totaling €7.8 billion (approximately $10.0 billion). These facilities together with available borrowing capacity under other existing facilities will be utilized towards the cash settlement of $11.6 billion of the purchase consideration of the Arcelor acquisition and the assumed cash payment in the buyout of the minority in Acesita and Arcelor Brasil. For purposes of the pro forma debt adjustments, these borrowings have been reduced by the carrying amount of the OCEANES of $840 million. The cash is reduced for estimated transaction costs of $100 million and a $175 (€140 million) million break fee, assumed to be paid by Arcelor upon the termination of the transaction between Arcelor and Severstal.

B.	Reflects the estimated excess of purchase price over the historical net assets of Arcelor. As the fair value of the assets acquired and liabilities assumed has not yet been determined, the excess of the purchase price over the historical net assets of Arcelor as of December 31, 2005 of $15,723 has been allocated to goodwill.

If the result of the determination of the fair value of the net assets acquired indicate that the excess of the purchase price over the historical net assets of Arcelor should have been fully allocated to acquired property, plant and equipment, which, as disclosed in the Arcelor financial statements, have an estimated useful life of between 5 and 25 years, and assuming the excess, currently allocated to goodwill, is allocated to property, plant and equipment with a weighted average remaining useful life that ranges from 10 to 25 years, the pro forma depreciation for 2005 would have been $1,572 million to $629 million higher and net income would have been $1,258 million to $503 million lower. The range of 10-25 years rather than 5-25 years has been used as the basis of the above sensitivity analysis due to Mittal Steel’s assumption based on Arcelor’s public disclosure of the relative allocation by Arcelor of depreciation periods to its assets (i.e. that only a small percentage are of a nature that would be depreciated over 5 years and that the bulk of the assets would be depreciated over 10 to 25 years).

C.	Represents the net effect of the issuance of 793 million Mittal Steel class A common shares as part of the purchase price consideration, the net effect of the pro forma adjustments and the elimination of the shareholders’ equity of Arcelor. This number of shares takes into account the offer that Mittal Steel may be required to make for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that, if required, Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the Offer and that the minority interests are valued at approximately €2.8 billion (approximately $3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “Revised Disclosure Relating to Possible Offer for Minority Interests in Arcelor’s Brazilian Subsidiaries.” Furthermore, Mittal Steel, in the absence of a detailed break down of minority interest by Arcelor in its 2005 annual report, has assumed that the historical book value of the minority interest is fully allocated to the minority interest in Acesita and Arcelor Brasil and the majority of the minority interest income relates to these Brazilian subsidiaries.

Notwithstanding the above, if Mittal Steel is not required to make an offer to the minority shareholders of Acesita and Arcelor Brasil, the total shares issued of 793 million would be reduced by 74 million to 719 million. In addition, the total purchase price would decrease to $33.7 billion resulting in a decrease of goodwill of $0.5 billion, a decrease of long-term debt of $1.1 billion and an increase to shareholders equity of $0.6 billion. Further, earnings per share basic and diluted would increase to $5.99.

(in millions)
Preliminary estimated value of Mittal Steel shares issued	$25,522
Historical book value of net assets of Arcelor as of December 31, 2005	(17,898)

Pro forma effect on shareholders’ equity from Arcelor’s acquisition	7,624
Final ISG purchase price allocation adjustment	(126)
Total pro forma effect on equity attributable to the equity holders of the parent	7,498
Historical book value of minority interest in Acesita and Arcelor Brazil	(2,989)

Total pro forma effect on total equity	$4,509

D.	Represents the net decrease in other post-employment healthcare expense of $2 million resulting primarily from the elimination of previously unrecognized prior service cost as of the acquisition date.

E.	Represents amortization of unfavorable and favorable contracts. The Mittal Steel audited consolidated financial statements for the year ended December 31, 2005 reflected $139 million of income related to the net amortization of these intangibles. The following pro forma adjustments have been made for the net amortization for the year ended December 31, 2005. These adjustments are based on the following assumptions:

•	The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel audited consolidated financial statements for the period from April 15, 2005 to December 31, 2005.

•	The contracts which are now reflected in the purchase price allocation may have been designated as such on January 1, 2005. This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

•	For the year ended December 31, 2005, incremental pro forma adjustment is $57 million since $139 million is reflected in the Mittal Steel audited consolidated financial statements for the year ended December 31, 2005.

F.	Reflects the increase in depreciation expense of $19 million resulting from the step-up of property, plant and equipment depreciated on a straight-line basis over an average period of 22 years. This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel. Prior to the acquisition, the average useful lives of property, plant and equipment at ISG was ten years.

G.	Represents the elimination of $23 million for the increase in value of the ISG stock option expense and the acceleration of vesting which was a result of the acquisition and previously recognized by ISG during the period. The ISG stock options were cancelled at the date of the acquisition.

H.	Represents the elimination of $45 million of costs directly attributable to the acquisition that were charged to results during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

I.	Represents the incremental interest expense of $20 million resulting from the $1,700 million of additional borrowings incurred to complete the acquisition. Interest is calculated based on a six month LIBOR rate plus 60 basis points and a facility maintenance fee. Mittal Steel has assumed an interest rate of 3.941% for the year ended December 31, 2005.

J.	Represents the elimination of $3 million of expenses related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

K.	Assumes an effective tax rate of 39%.

L.	Represents the incremental interest expense resulting from the borrowings discussed in A above. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 3.8875% or $453 million per annum. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by $58 million, before tax.

M.	Assumes an effective tax rate of 20%.

N.

Subject to the successful completion of the Offer for Arcelor, Mittal Steel has agreed to sell the Dofasco shares acquired by Arcelor during 2006 to ThyssenKrupp for consideration of 68 Canadian dollars per share. In the Memorandum of Understanding dated June 25, 2006, Mittal Steel and Arcelor agreed that the proposed sale of Dofasco would be decided upon by Arcelor’s Board of Directors following completion of the Offer. As the acquisition of Dofasco by Arcelor is not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005, and no financial statements of Dofasco prepared on the basis of IFRS are available to Mittal Steel, the effects of the disposition of Dofasco have not been reflected in the Unaudited Pro Forma Condensed Combined Financial Information. If the agreement with ThyssenKrupp is not consummated and Mittal Steel does not sell Dofasco for any reason, Mittal Steel has agreed with the U.S. Department of Justice that, if asserted by the relevant authorities, any antitrust issues arising in the United States as a result of Mittal Steel’s existing North American operations can be satisfactorily resolved by the disposition of an alternative Mittal Steel asset. Mittal Steel currently expects that consideration of such issues by the relevant authorities will be completed before the end of the Offer period. Mittal Steel also expects that any necessary disposition of such alternative asset would not be material and would have no adverse effect on Mittal Steel’s sales or operations, particularly in light of the related retention of Dofasco. Accordingly, the effect of disposition of such alternative asset has not been reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

O.	Subject to the successful completion of its Offer for Arcelor, Mittal Steel envisions adopting a dividend policy to distribute 30% of the combined group’s annual net income. Had this policy been in effect as of January 1, 2005, the pro forma dividend per share of Mittal Steel and Arcelor combined would have been $1.70 on a basic and diluted basis.

P.	Adjustments resulting from the final purchase price allocation for ISG. See note 2 and 3 for further explanation.

Q.	Adjustment to reflect the offer for repayment of the 2005 Credit Facility ($2.8 billion outstanding as of December 31, 2005) and the $800 million letter of credit facility ($0 outstanding as of December 31, 2005), that would be required under their terms were the Mittal family to own less than 50% of Mittal Steel’s voting shares following completion of the Offer. Mittal Steel does not expect that by that time and under those circumstances a significant number of its lenders would accept such repayment offer. Should the repayment offer nonetheless be accepted by any lenders, the Company would seek refinancing for similar amounts and on similar terms.

7.    Reconciliation from US GAAP to IFRS

The audited consolidated financial statements of Mittal Steel, incorporated by reference in this prospectus, were prepared in accordance with US GAAP. The audited consolidated balance sheet as of December 31, 2005 and the audited consolidated income statement for the year then-ended of Mittal Steel used as the basis of preparation for the Unaudited Pro Forma Condensed Combined Financial Information were prepared in accordance with IFRS. The following tables set out a reconciliation of Mittal Steel’s shareholders’ equity as of December 31, 2005 and net income for the year then-ended, each as reported in accordance with US GAAP and IFRS.

December 31, 2005
Shareholders’ equity as reported in accordance with US GAAP	$10,150
Minority interest as reported in accordance with US GAAP	1,834

11,984
Adjustments recorded to reconcile to IFRS
Employee benefits	1,322
Business combinations	3,481
Other	3
Tax effect on the above	(1,206)

Total increase	3,600

Total equity as reported in accordance with IFRS	$15,584

Year ended December 31, 2005
Net income as reported in accordance with US GAAP	$3,365
Minority interest as reported in accordance with US GAAP	520

3,885
Adjustments recorded to reconcile to IFRS
Employee benefits	232
Business combinations	(110)
Other	(20)
Tax effect on the above	(63)

Total increase	39

Net income as reported in accordance with IFRS	$3,924

As of December 31, 2005	Mittal Steel Historical US GAAP	IFRS Adjustments					Mittal Steel Historical IFRS
		Employee Benefits(1)	Business Combination(2)	Other(3)	Tax Effect(4)	Reclass(5)
	(Millions of U.S. Dollars)
Current Assets
Cash and cash equivalents, restricted cash and short—term investment	$2,149						$2,149
Trade accounts receivable	2,287						2,287
Inventories	6,036			7		(49)	5,994
Prepaid expenses and other current assets	1,040						1,040
Deferred tax assets	200					(200)	—

Total Current Assets	11,712			7		(249)	11,470
Goodwill and intangible assets	1,439	(123)				390	1,706
Property, plant and equipment, net	15,539		3,481	26		(395)	18,651
Investments	1,187	14		3			1,204
Other assets	380					34	414
Deferred tax asset, net	785				(671)	200	314

Total Assets	$31,042	$(109)	$3,481	$36	$(671)	$(20)	$33,759

Current Liabilities
Payable to banks and current portion of long-term debt	$334						$334
Trade accounts payable	2,504						2,504
Accrued expenses and other liabilities	2,661						2,661
Deferred tax liabilities	116					(116)	—

Total Current Liabilities	5,615					(116)	5,499
Long-term debt, net of current portion	7,974						7,974
Deferred employee benefits	2,506	(1,431)		(1)		(20)	1,054
Deferred tax liabilities	1,602				535	116	2,253
Other long-term obligations	1,361			34			1,395

Total Liabilities	19,058	(1,431)		33	535	(20)	18,175
Minority Interest	1,834		390	(14)	(49)	—	2,161

Equity attributable to the equity holders of the parent	10,150	1,322	3,091	17	(1,157)	—	13,423

Total	11,984	1,322	3.481	3	(1,206)	—	15,584

Total Liabilities and Shareholders’ Equity	$31,042	$(109)	$3,481	$36	$(671)	$(20)	$33,759

	Mittal Steel Historical (including ISG from April 15, 2005) US GAAP	IFRS Adjustments					Mittal Steel Historical (including ISG from April 15, 2005) IFRS
For the year ended December 31, 2005		Employee Benefits(1)	Business Combinations(2)	Other(3)	Tax Effect(4)	Reclass(5)
	(Millions of U.S. Dollars, except share data and per share data)
Sales	$28,132	$—	$—	$—	$—	$—	$28,132
Depreciation and amortization	829		277			(5)	1,101
Operating income	4,746	226	(377)	9		124	4,728
Other income—net	77		267	2		(2)	344
Income from equity method investments	69	6		4		7	86
Interest and other financing costs, net	(189)			(35)		(129)	(353)

Income before taxes	4,703	232	(110)	(20)		—	4,805
Income tax expense	(818)				(63)		(881)

Net Income (including minority interest)	$3,885	$232	$(110)	$(20)	$(63)	$—	$3,924

Attributable to
Minority interest	$520	$—	$(14)	$(12)	$—	$—	$494
Equity holders of the parent	3,365	232	(96)	(8)	(63)	—	3,430
Basic earnings per common share	$4.90						$4.99
Diluted earnings per common share	4.89						4.98
Basic weighted average common share outstanding (in millions)	687						687
Diluted weighted average common share outstanding (in millions)	689						689

The following tables further explain and quantify the effect on equity and net income as of and for the year ended December 31, 2005 resulting from the differences between US GAAP and IFRS noted in the table above (all amounts in millions of U.S. Dollars).

	Impact on Equity	Impact on Net Income
1. Employee benefits

➢ Under US GAAP prior service cost is amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS only unvested rights remain unrecognized.	$205	$226
➢ Under US GAAP a company is required to recognize a minimum pension liability if certain conditions have been met. IFRS does not require such a minimum pension liability.	1,103
➢ Effect of the above on equity investments	14	6

	$1,322	$232

	Impact on Equity	Impact on Net Income
2. Business combinations

➢ Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment ($3,269), including $178 million negative goodwill for minority interest. The higher carrying amount results in higher depreciation ($277).	$3,269	$(277)
Furthermore under US GAAP, fair values are assigned only to the parent company’s share of the net assets acquired. Minority interest is valued at its historical book value. Under IFRS fair values are assigned to 100% of the net assets acquired. Minority interest is therefore measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.	212
Under IFRS the acquirer may only recognize a restructuring provision when the acquiree at the acquisition date has an existing liability for restructuring in accordance with IAS 37. Under US GAAP the requirements are less stringent. In IFRS a restructuring provision was recognized in December 2005.		(100)

Sub total	3,481	(377)

➢ Under US GAAP the fair value of equity instruments issued in a business combination should be measured considering the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Under IFRS the fair value of equity instruments issued in a business combination is measured at the published price as of the date of acquisition. The resulting adjustment decreased the purchase price and resulted in negative goodwill. Under IFRS negative goodwill is directly recognized in the income statement		217
The effect on equity is $217 decrease in paid in capital and (through the income statement) an increase in retained earnings to the same amount (net effect nil).
➢ Under IFRS the acquirer may only recognize a restructuring provision when the acquiree at the acquisition date has an existing liability for restructuring in accordance with IAS 37. Under US GAAP the requirements are less stringent. This resulted in an increase in negative goodwill, net of tax.		60
➢ Other		(10)

Sub total		267

	$3,481	$(110)

	Impact on Equity	Impact on Net Income
3. Other includes:

➢ Difference in accounting for hyper-inflationary economies	$26	$(1)
➢ Difference in accounting for inventory valuation	10	10
➢ Difference in accounting for changes in discount rate for asset retirement obligations	(34)	(34)
➢ Others	1	5

	$3	$(20)

	Impact on Equity	Impact on Net Income
4. Deferred income tax

➢ Business combinations Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference thus created is recorded, less a valuation allowance if applicable. As under IFRS negative goodwill is directly recognized in the income statement such tax asset is not recorded under IFRS.	$(627)	$20
➢ Employee benefits	(522)	(89)
➢ Other	(57)	6

	$(1,206)	$(63)

5. Reclassifications

The major reclassifications, adjusting the US GAAP presentation to confirm with IFRS, are as follows:

➢	Current deferred tax assets and current deferred tax liability are under IFRS presented as non-current.

➢	Major spare parts and stand-by equipment as well as spare parts that can be used in connection with an item of property, plant and equipment are accounted for under IFRS as property, plant and equipment.

➢	Under IFRS, certain software and ground rent are classified as intangible assets, while under US GAAP these items are presented as part of property, plant and equipment.

➢	Under US GAAP the interest component of discounted obligations is presented as part of cost of sales. Under IFRS the interest component of discounted obligations is presented as part of interest.

The ADS Centralizing Agent is:

The Bank of New York

By Mail:	By Hand or Overnight Delivery:

The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Tender and Exchange Department-11 West 101 Barclay Street Receive and Deliver Window-Street Level New York, NY 10286

For Notice of Guaranteed Delivery

(For Eligible Institutions Only)

By Facsimile Transmission:

1 (212) 815-6433

To Confirm Facsimile Transmission Only:

1 (212) 815-6212

The Information Agent for the Offer is:

D. F. KING & CO., INC.

48 Wall Street

New York, New York 10005

Call Toll Free: 1 (800) 347-4857

Banks and Brokers Call: 1 (212) 269-5550

The dealer managers for the U.S. Offer are:

Goldman, Sachs & Co.

Citigroup Global Markets, Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

SG Americas Securities, LLC